Exhibit 4.10
WIPRO EMPLOYEE RESTRICTED STOCK UNIT PLAN 2005
1.	Short title, extent and commencement

a.	This Plan may be called the “RSU 2005.”

b.	It applies only to the Eligible Employees of the Company, all its subsidiaries (whether now or hereafter existing,) as well as to all the Directors except promoter directors and directors who either by themselves or through their relatives or through any body corporate directly or indirectly hold more than 10% of the outstanding equity shares of the Company. Subject to such approval of SEBI, it shall apply to the employees of associate companies and other business associates.

c.	It shall be deemed to have come into force on the 21, July, 2005 (date of the AGM) or on such other date as may be decided by the Board of Directors of the Company.

2.	Objectives of the Plan
The principal objectives of this Plan which is framed in accordance with the SEBI ( Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines), 1999 are to:
a.	Attract, retain and motivate talented and critical employees;

b.	Encourage employees to align individual performance with company objectives;

c.	Reward employee performance with ownership in proportion to their contribution;

d.	Align employee interest with those of the organization;

3.	Definitions
As used herein, unless repugnant to the context the following definitions shall apply:
a.	“Act” means the Companies Act, 1956

b.	“Applicable Laws” means the legal requirements relating to Restricted Stock Units Plans, including, without limitation, the tax, securities or corporate laws of India, particularly the SEBI (Employee Stock Options and Employee Stock Purchase Scheme) Guidelines, 1999 (“SEBI ESOP Guidelines”), and rules, bye- laws of any stock exchange in which the shares are listed or quoted.

c.	“Administrator” means the Compensation and Benefits Committee .

d.	“Board” means the Board of Directors for the time being of the Company.

e.	“Company” means Wipro Limited.

f.	“Compensation and Benefits Committee” means the Compensation and Benefits Committee appointed by the Board.

g.	“Director” means a member of the Board.

h.	““Permanent Disability” means any disability of whatsoever nature be it physical, mental or otherwise which incapacitates or prevents or handicaps an employee from performing any specific job , work or task which the said employee was capable of performing immediately before such disablement.

i.	“Employee” means a permanent employee of the company working in India or out of India; or a director of the company, whether a whole time director or not (but does not include a Promoter Director) ; or an employee as defined in sub-clauses (a) or (b) of a subsidiary in India or out of India, or of a holding company of the company or subject to approval of SEBI, employees of associate companies and other business associates. An Employee shall continue to be an Employee during the period of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor.
j.	“Eligible Employee” means an employee who qualifies for issue of Restricted Stock Units under this Plan and who fulfills the conditions as decided in the evaluation process and will include new employees joining the Company as well as those who have been appointed to join the Company. Promoter Employees and Promoter Directors are not eligible under this Plan. Further any person holding 2% or more of the paid up share capital the Company’s equity shares or any director who either by himself or through his relatives or body corporate directly or indirectly holds more than 10% of the outstanding equity shares of the Company shall not be eligible to participate at any time after the commencement of this Plan shall not be eligible under this Plan provided further that the except with the prior approval of Reserve Bank of India, employees who are the citizens of Bangladesh, Pakistan or Sri Lanka shall not be eligible to participate in the Plan.

k.	“Exercise” means making of an application by the Eligible Employee to the company for issue of shares against Restricted Stock Units vested in him in pursuance of the Plan and paying the exercise price for the Restricted Stock Units.

l.	“Exercise Price” means, the price payable by the employee for exercising the Restricted Stock Unit granted to him under the plan as may be decided by the Administrator from time to time, such price being the face value of the share from time to time.

m.	“Exercise Period” means the time period after vesting within which the employee should exercise his right to apply for shares against the Restricted Stock Unit vested in him in pursuance of the plan. Unless otherwise stated, the exercise period will commence from the date of vesting and will be valid for a period of at least one year to a maximum of five years from the date of vesting unless such exercise period is extended as per the Plan.

n.	“Fair Market Value” of a share means the market price as defined by Securities and Exchange Board of India from time to time.

o.	“Market Price” means the latest available closing price, prior to the date of the meeting of the Committee in which options are granted/ shares are issued, on the stock exchange on which the shares of the company are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered.

p.	“Optionee” means the holder of an outstanding Restricted Stock Unit granted pursuant to this Plan.

q.	“Plan” means Wipro Employees Restricted Stock Unit Plan 2005

r.	“Restricted Stock Unit (“RSU’”) means a Restricted Stock Option granted pursuant to the Plan, comprising of a right but not an obligation granted to an employee under the Plan to apply for and be allotted shares of the company at the exercise price determined earlier, during or within the exercise period, subject to the requirements of vesting.

s.	“Restricted Stock Unit Agreement” means a written agreement between the Company and an Optionee evidencing the terms and conditions of an individual Restricted Stock Unit grant. The Restricted Stock Unit Agreement is subject to the terms and conditions of the Plan.

t.	“SEBI” means Securities Exchange Board of India or such other statutory authority having power to regulate the Plan from time to time.

u.	“Shares” mean, the equity shares of the company which have no preference in respect of dividends or in respect of amounts payable in the event of any voluntary liquidation or winding up of the Company.

v.	“Subsidiary” means a subsidiary of the Company, whether now or hereafter existing as defined under Section 4 of the Companies Act, 1956.

w.	w. “Vesting” means the process by which the employee is given the right to apply for shares of the company against the Restricted Stock Unit granted to him in pursuance of the plan.

x.	“Vesting period” means the period after the completion of which the vesting of the Restricted Stock Unit granted to the employee in pursuance of the Plan takes place and does not include any period of service for which employee was not paid salary/wages other than for reasons approved by the Administrator. The maximum vesting period shall be 84 months and the Compensation and Benefits committee shall have the authority to decide the vesting periods within these minimum (One year) and maximum vesting periods (84 months) and such periods may differ from division to division within the company as may be decided by the Committee, from time to time.

4.	Quantum of shares subject to the Plan

a.	Subject to Section 18 of the Plan the maximum number of the shares which shall be subject to RSU under the Plan is as under:

Nominal value per share:	The maximum number of shares subject to RSU under the plan is
Rs. 2 (Two)	12,000,000 ( Twelve million)
b.	The shares, which are subject to RSU, shall be authorised but unissued shares.

c.	If an RSU expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall lapse and become available for future grant under the Plan (unless the Plan has terminated).

d.	Where shares are issued consequent upon exercise of an RSU under the Plan, the maximum number of shares which are subject to RSU from time to time referred to in Section 4(a) above stands reduced to the extent of such shares issued.

5.	Administration of the Plan
          The Plan shall be administered by the Administrator being the Compensation and Benefits Committee of the Company as per the provisions of the Plan.
6.	Powers of the Administrator
          Subject to the provisions of the Plan and subject to the approval of any relevant authorities, the Administrator shall have the authority at its sole discretion to;
I.	determine the Exercise Price;

II.	select the Eligible Employees to whom RSUs may from time to time be granted hereunder;

III.	determine the number of shares to be covered by each such RSU granted hereunder including, determination of the number of other ADS RSUs/ Stock options to be granted in substitution of these RSUS, subject to all applicable laws;

IV.	determine the Vesting Period (being minimum one year period as per SEBI ESOP Guidelines )and the exercise period.

V.	determine the number of shares and / or the exercise price in the case of bonus shares, share splits, preferential allotments (if any) and rights issues/dilution and any other form of corporate action.

VI.	approve forms of agreement for use under the Plan;

VII.	determine the terms and conditions, of any RSU granted hereinunder not being inconsistent with the provisions of the Plan

VIII.	prescribe, amend and rescind rules and regulations relating to the Plan; and

IX.	construe and interpret the terms of the Plan and RSUs granted pursuant to the Plan
          Administrator shall frame suitable policies and system to ensure that there is no violation of (a) SEBI (Insider Trading) Regulations, 1992 and SEBI (Prohibition of Fraudulent and Unfair Trade Practices relating to the securities market ) Regulations, 1995 by any employee.
          No RSUs shall be offered unless disclosures as specified in Schedule IV of SEBI ESOP Guidelines are made by the Company to the prospective option grantees.
7)	Effect of Administrator’s decisions

          All decisions, determinations and interpretations of the Administrator shall be final and binding on all concerned.
8)	Eligibility for grant of RSUs
Only Eligible Employees are entitled to the grant of RSUs
Each RSU shall be designated in the RSU Agreement.
Neither the Plan nor any RSU shall confer upon any Optionee any right with respect to continuing the Optionee’s relationship as an Employee with the Company, nor shall it interfere in any way with his or her right or the Company’s right to terminate such relationship at any time, for any reason whatsoever.
Confidentiality: No employee who holds any RSUs / shares under the Plan shall disclose the details of the Plan and/ or his/ her holding, to any person, except with the prior permission of the company.
9)	Rights of an Optionee
          Unless and until the RSUs have been exercised and/or transferred/allotted to the name of the Optionee in accordance with the provisions of the Act, the Optionee or his/her nominee shall not have any rights whatsoever as a shareholder including rights for receipt of dividend and/or for voting with respect to RSUs granted.
10)	Term of Plan for the purpose of Grant
          The Plan shall become effective upon approval by the Shareholders. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 20 of the Plan or extended for such further periods from time to time. It is further clarified that the grant of Award shall be made during the first ten years of the Plan unless sooner terminated under Section 20 of the Plan or extended for such further periods from time to time.
11)	Term of RSU
          The term of each RSU shall be stated in the RSU Agreement; provided, however, that the term shall be no more than six (6) years from the date of grant thereof.
12)	Maximum quantum of RSUs per Optionee
          The maximum quantum of RSU per Optionee shall not exceed 1% of the total paid up equity capital during the tenure of the plan. Further allotment of shares to an Optionee during any one year exceeding 1% of the issued capital at the time of allotment of shares shall be subject to a separate resolution.
13)	Vesting periods of RSUs
a.	The minimum vesting period of an RSU shall not be less than a period of 12 months or such other shorter period or periods as may be decided by the administrator provided such shorter periods are in compliance with the SEBI ESOP Guidelines applicable from time to time

b.	The maximum vesting period of an RSU shall not be of a period more than 84 months.

c.	Subject to the minimum and maximum vesting periods of an RSU referred to in Section 13(a) and (b) above, the Administrator shall have the sole discretion to decide upon the vesting periods in respect of any Optionee or a category of Optionee.

14)	Consideration payable by Optionees while exercising RSU

a.	The consideration payable by an Optionee for exercising an RSU would be as per the exercise price.

b.	The consideration to be paid for the shares to be issued upon exercise of an RSU, including the method of payment shall be determined by the Administrator at the time of grant. Such consideration may be paid by way of;
i.	cash

ii.	cheque or cheque equivalent
c.	In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.
15) Methodology of Exercise of RSUs
a.	Procedure for Exercise of RSUs

b.	An RSU granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the RSU Agreement. The RSU shall be deemed exercised when the Company receives;

c.	written or electronic notice of exercise (in accordance with the RSU Agreement) from the person entitled to exercise the RSU

d.	full payment for the shares with respect to which the RSU is exercised.

e.	RSUs will become exercisable in part or whole. The unexercised portion of the RSU will continue to be available to the Optionee or the nominee, for exercise, in case of specified circumstances such as separation, death, disability, etc upto such time frame as provided for in the Restricted Stock Unit agreement.

f.	Exercise of RSUs in the case of separation of an Employee from the Company
I.	In the event of separation of an employee from the company due to reasons of permanent and total disability of the Optionee, the Optionee may exercise his or her RSU both vested as well as unvested immediately after the date of permanent and total disability but in no event later than six months from the date of separation from employment.

II.	In the event of death of an employee while in employment with the Company, the RSUs granted both vested and unvested may be exercised by the Optionee’s nominee immediately after, but in no event later than six months from the date of Optionee’s death.

III.	In the event of termination of employment for reasons of misconduct, all RSUs including those, which are vested but not exercised at the time of termination of employment, shall expire and stand terminated with effect from the date of such termination.

IV.	In the event of resignation from employment for reasons of normal retirement or an early retirement specifically approved by the company, the RSUs granted both vested and unvested may be exercised by the Optionee or his/her nominee, as the case may be immediately after, but in no event later than six months from the date of Optionee’s retirement

V.	In the event of resignation, all RSUs, which are not vested on the date of separation, shall expire and stand terminated with effect from that date . However, all RSUs which has already been vested as on that date shall be exercised by the employee immediately but not later than 7 days from the effective date of separation of the employee.

VI.	In the event of abandonment of service by an Optionee without the Company’s consent, all RSUs including those, which are vested but were not exercised at the time of abandonment of service shall stand terminated with immediate effect. The date of abandonment of an employee shall be decided by the Company at its sole discretion which, decision shall be binding on all concerned.

VII.	In the event of termination with or without cause other than termination of employment for reasons of misconduct as per 15 b iii above, all RSUs, which are not vested on the date of termination, shall expire and stand terminated with effect from that date . However, all RSUs which has already been vested as on that date shall be exercised by the employee immediately but not later than 7 days from the effective date of termination of the employee.
g.	Breach of the policies of the Company or the terms of employment

h.	In the event of breach of the policies of the company or the terms of employment by the Optionee, during the term of his employment and thereafter for a period of one year, all RSUs including those which are vested but not exercised at the time of such breach shall expire and stand terminated with effect from the date of such breach.

i.	Cashless exercise of Restricted Stock Units: Cash less exercise of Restricted Stock Units may be made by the Optionee which shall be subject to regulatory restrictions and permissions, as may be applicable. Under the cashless system of securities, the Company may itself fund or permit the empanelled stock brokers to fund the payment of exercise price, which shall be adjusted against the sale proceeds of some or all the shares subject to the provisions of the Act.
16)	Consequence of failure to exercise RSU
The amount payable by the employee, if any, at the time of grant of RSU:
a.	may be forfeited by the company if the RSU is not exercised by the employee within the exercise period; or

b.	the amount may be refunded to the employee if the RSUs are not vested due to non-fulfillment of condition relating to vesting of RSU as per the Plan.
17)	Non transferability of RSU

     The RSUs granted under this Plan are not eligible to be sold, pledged, assigned, hypothecated, transferred or disposed or alienated of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the life time of the Optionee, only by the Optionee.
18)	Adjustments of number and exercise price of RSU in certain cases
a.	Capitalisation by way of issue of bonus shares:
          Subject to any required action by the shareholders of the Company, all the Restricted Stock Units including those which are vested but were not exercised and / or, as well as the price per share covered by each such outstanding RSU, shall be proportionately adjusted for any increase in the number of issued shares resulting from issue of bonus shares without receipt of consideration by the company provided however that price per share shall not be reduced below the par value of the share as on the date of allotment of such bonus shares.
b.	Issue of rights shares:
          Subject to any required action by the shareholders of the Company, all the RSUs including those which are vested but were not exercised and/or the price per share covered by each such outstanding RSU, shall be proportionately adjusted for any increase in the number of issued shares resulting from issue of rights shares provided however that price per share shall not be reduced below the par value of the share as on the date of allotment of such rights shares.
c. Issue of additional equity (other than by way of issue of rights shares,or allotment of shares under an Employee Stock Option Scheme/Employee Stock Purchase Scheme/Restricted Stock Units scheme) :
          In the event of issue of additional equity shares other than by way of rights share at less than fair market value, the Optionee shall have the right to acquire shares covered by each outstanding RSU at the value at which the additional equity is infused, for a quantum, equivalent to the proportion of the awarded RSUs bears to the total paid up equity capital of the Company before the infusion of equity.
d.	Merger or Asset sale:
          In the event of a merger of the Company with or into another company, all the RSUs including those which are vested but were not exercised, and/or the price per share covered by each such outstanding shall be proportionately adjusted to give effect to the merger or asset sale provided however that price per share shall not be reduced below the par value of the share as on the date of merger. Such adjustment shall include the substitution of options of any other company/ companies and the terms and conditions thereof as may be decided by the Compensation Committee.
e.	Demerger :

               In the event of demerger of the company into a separate legal entity, the administrator shall in consultation with the parties to the transaction, decide on the manner in which and the terms and conditions on which the issue regarding outstanding Restricted Stock Units of the company held by the Restrcited Stock Optionees is to be addressed before consent for such demerger is given by the shareholders of the company.
f.	Dissolution or liquidation of the Company:
          In the event of dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator at its discretion may provide for an Optionee to have right to exercise his or her RSU until 15 days prior to such transaction as to all of the RSU Stock covered thereby, including shares as to which the RSU would not otherwise be exercisable.
19.	Time of granting RSUs
The date of grant of an RSU shall be the date specified in the “Restricted Stock Unit Agreement”.
20.	Amendment and Termination of the Plan
a.	Amendment and Termination :
The Board may subject to 20(b) below, at any time amend, alter, suspend or terminate the Plan provided that such variation is not prejudicial to the interest of the RSU holder.
b.	Shareholder approval :
The Board shall obtain shareholder approval by way of special resolution in a general meeting of the Company for any amendment to the Plan to the extent necessary and desirable to comply with Applicable Laws.
The notice for passing special resolution shall contain the information as set out in Clause 6.2 of SEBI ESOP Guidelines.
c.	Effect of Amendment or Termination:
No amendment, alteration, suspension or termination of the Plan shall impair the rights or be prejudicial or detrimental to the interests of the Optionee..

21.	Conditions Upon Issuance of shares
a.	Legal Compliance :
          Shares shall not be issued pursuant to the exercise of an RSU unless the exercise of such RSU and the issuance and delivery of such shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.
b.	Inability to obtain authority:
          The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.
22.	Reservation of Shares
          The Company during the term of this Plan, shall at all times reserve and keep available such number of shares as part of its authorised share capital as shall be sufficient to satisfy the requirements of the Plan.
23.	Shareholder approval
          The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required by Applicable Laws.